UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G


K-TRON INTERNATIONAL, INC
Common Stock
482730108

Item 1.	a.	K-Tron International, Inc.
		b.	Routes 55& 553
			Pitman, NJ 08070

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	482730108
Item 3.		Investment adviser registered under section 203 of the
			Investment Advisers Act of 1940

Item 4.	a.	280,537
		b.	10.12%
		c.	1.	280,357
			2.	      0
			3.	280,357
			4.	       0
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A